Exhibit 99.1

17 Education & Technology Group Inc. Announces Third Quarter

2024 Unaudited Financial Results

BEIJING, China, December 12, 2024 — (GLOBE NEWSWIRE) — 17 Education & Technology Group Inc. (NASDAQ: YQ) (“17EdTech” or the “Company”), a leading education technology company in China, today announced its unaudited financial results for the third quarter of 2024.

Third Quarter 2024 Highlights1

•
Net revenues were RMB59.6 million (US$8.5 million), compared with net revenues of RMB45.1 million in the third quarter of 2023.
•
Gross margin was 60.9%, compared with 54.1% in the third quarter of 2023.
•
Net loss was RMB17.4 million (US$2.5 million), compared with net loss of RMB72.9 million in the third quarter of 2023.
•
Net loss as a percentage of net revenues was negative 29.2% in the third quarter of 2024, compared with negative 161.6% in the third quarter of 2023.
•
Adjusted net loss2 (non-GAAP), which excluded share-based compensation expenses of RMB11.7 million (US$1.7 million), was RMB5.7 million (US$0.8 million), compared with adjusted net loss (non-GAAP) of RMB53.7 million in the third quarter of 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 9.5% in the third quarter of 2024, compared with negative 119.1% adjusted net loss (non-GAAP) as a percentage of net revenues in the third quarter of 2023.

First Nine Months 2024 Highlights

•
Net revenues were RMB152.6 million (US$21.7 million), compared with net revenues of RMB123.6 million in the first nine months of 2023.
•
Gross margin was 37.3%, compared with 48.6% in the first nine months of 2023.
•
Net loss was RMB129.2 million (US$18.4 million), compared with net loss of RMB213.3 million in the first nine months of 2023.
•
Net loss as a percentage of net revenues was negative 84.6% in the first nine months of 2024, compared with negative 172.6% in the first nine months of 2023.
•
Adjusted net loss (non-GAAP), which excluded share-based compensation expenses of RMB38.2 million (US$5.5 million), was RMB90.9 million (US$13.0 million), compared with adjusted net loss (non-GAAP) of RMB146.3 million in the first nine months of 2023.
•
Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 59.6% in the first nine months of 2024, compared with negative 118.3% of adjusted net loss (non-GAAP) as a percentage of net revenues in the first nine months of 2023.

1	For a reconciliation of non-GAAP numbers, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release.
2	Adjusted net loss represents net loss excluding share-based compensation expenses.

Mr. Andy Liu, Founder, Chairman and Chief Executive Officer of the Company commented, “In the third quarter of 2024, we have continued our business progress and have seen consistent growth in school subscribing to our teaching and learning SaaS offerings under subscription model. This is a strong testimony in the value of our offerings and creates a clear growth path into the future. ”

“We continue to evolve our teaching and learning SaaS solutions and expand customer base to improve efficiency through digital means, ensuring high-quality development and fostering growth in the school-based procurement.” he added.

Mr. Michael Du, Director and Chief Financial Officer of the Company commented, “During the quarter, our teaching and learning SaaS business saw revenue growth compared to the same quarter last year. As we enhance operating efficiency, net loss on a GAAP basis continued to narrow for the past three consecutive quarters. As our SaaS billing model is maturing, we achieved significant progress with a remarkable growth rate that outpaces the overall revenue growth.”

Third Quarter 2024 Unaudited Financial Results

Net Revenues

Net revenues for the third quarter of 2024 were RMB59.6 million (US$8.5 million), representing a year-over-year increase of 32.2% from RMB 45.1 million in the third quarter of 2023. This was mainly due to the increased number of teaching and learning SaaS contracts and the recurring revenue generated from on-going projects.

Cost of Revenues

Cost of revenues for the third quarter of 2024 was RMB23.3 million (US$3.3 million), representing a year-over-year increase of 12.5% from RMB20.7 million in the third quarter of 2023, which was mainly due to the increase in project deliveries for our teaching and learning SaaS offerings during the quarter.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2024 was RMB36.3 million (US$5.2 million), compared with RMB24.4 million in the third quarter of 2023.

Gross margin for the third quarter of 2024 was 60.9%, compared with 54.1% in the third quarter of 2023.

Total Operating Expenses

The following table sets forth a breakdown of operating expenses by amounts and percentages of revenue during the periods indicated (in thousands, except for percentages):

	For the three months ended September 30,
	2023		2024			Year-
	RMB	%	RMB	USD	%	over-year
Sales and marketing expenses	27,948	62.0%	20,244	2,885	34.0%	-27.6%
Research and development expenses	45,933	101.9%	12,789	1,822	21.4%	-72.2%
General and administrative expenses	29,177	64.7%	24,950	3,555	41.8%	-14.5%
Total operating expenses	103,058	228.6%	57,983	8,262	97.2%	-43.7%

Total operating expenses for the third quarter of 2024 were RMB58.0 million (US$8.3 million), including RMB11.7 million (US$1.7 million) of share-based compensation expenses, representing a year-over-year decrease of 43.7% from RMB103.1 million in the third quarter of 2023.

Sales and marketing expenses for the third quarter of 2024 were RMB20.2 million (US$2.9 million), including RMB1.9 million (US$0.3 million) of share-based compensation expenses, representing a year-over-year decrease of 27.6% from RMB27.9 million in the third quarter of 2023. This was mainly due to the decrease in the share-based compensation and efficiency improvements in marketing and sales work force and expenses compared with the same period last year.

Research and development expenses for the third quarter of 2024 were RMB12.8 million (US$1.8 million), including RMB3.5 million (US$0.5 million) of share-based compensation expenses, representing a year-over-year decrease of 72.2% from RMB45.9 million in the third quarter of 2023. The decrease was primarily due to the decrease in the share-based compensation and efficiency improvements in our research and development work force and expenses.

General and administrative expenses for the third quarter of 2024 were RMB25.0 million (US$3.6 million), including RMB6.4 million (US$0.9 million) of share-based compensation expenses, compared with RMB29.2 million in the third quarter of 2023. This was mainly due to the decrease in the office and professional service fees compared with the same period last year.

Loss from Operations

Loss from operations for the third quarter of 2024 was RMB21.6 million (US$3.1 million), compared with RMB78.7 million in the third quarter of 2023. Loss from operations as a percentage of net revenues for the third quarter of 2024 was negative 36.3%, compared with negative 174.4% in the third quarter of 2023.

Net Loss

Net loss for the third quarter of 2024 was RMB17.4 million (US$2.5 million), compared with net loss of RMB72.9 million in the third quarter of 2023. Net loss as a percentage of net revenues was negative 29.2% in the third quarter of 2024, compared with negative 161.6% in the third quarter of 2023.

Adjusted Net Loss (non-GAAP)

Adjusted net loss (non-GAAP) for the third quarter of 2024 was RMB5.7 million (US$0.8 million), compared with adjusted net loss (non-GAAP) of RMB53.7 million in the third quarter of 2023. Adjusted net loss (non-GAAP) as a percentage of net revenues was negative 9.5% in the third quarter of 2024, compared with negative 119.1% of adjusted net loss (non-GAAP) as a percentage of net revenues in the third quarter of 2023.

Please refer to the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” at the end of this press release for a reconciliation of net loss under U.S. GAAP to adjusted net loss (non-GAAP).

Cash and Cash Equivalents and Term Deposit

Cash and cash equivalents and term deposit were RMB339.7 million (US$48.4 million) as of September 30, 2024, compared with RMB476.7 million as of December 31, 2023.

Conference Call Information

The Company will hold a conference call on Wednesday, December 11, 2024 at 8:00 p.m. U.S. Eastern Time (Thursday, December 12, 2024 at 9:00 a.m. Beijing time) to discuss the financial results for the third quarter of 2024.

Please note that all participants will need to preregister for the conference call participation by navigating to https://register.vevent.com/register/BIcb0cb8cc902d426b9cbd52d075f15685.

Upon registration, you will receive an email containing participant dial-in numbers, and PIN number. To join the conference call, please dial the number you receive, enter the PIN number, and you will be joined to the conference call instantly.

Additionally, a live and archived webcast of this conference call will be available at https://ir.17zuoye.com/.

Non-GAAP Financial Measures

17EdTech’s management uses adjusted net income (loss) as a non-GAAP financial measure to gain an understanding of 17EdTech’s comparative operating performance and future prospects.

Adjusted net income (loss) represents net loss excluding share-based compensation expenses and such adjustment has no impact on income tax.

Adjusted net income (loss) is used by 17EdTech’s management in their financial and operating decision-making as a non-GAAP financial measure; because management believes it reflects 17EdTech’s ongoing business and operating performance in a manner that allows meaningful period-to-period comparisons. 17EdTech’s management believes that such non-GAAP measure provides useful information to investors and others in understanding and evaluating 17EdTech’s operating performance in the same manner as management does, if they so choose. Specifically, 17EdTech believes the non-GAAP measure provides useful information to both management and investors by excluding certain charges that the Company believes are not indicative of its core operating results.

The non-GAAP financial measure has limitations. It does not include all items of income and expense that affect 17EdTech’s income from operations. Specifically, the non-GAAP financial measure is not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measure that excludes certain items under GAAP, does not reflect any benefit that such items may confer to 17EdTech. Management compensates for these limitations by also considering 17EdTech’s financial results as determined in accordance with GAAP. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP.

Exchange Rate Information

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars (“USD” or “US$”) using the exchange rate as of balance sheet date, for the convenience of the readers. Translations of balances in the consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, change in shareholders’ deficit and cash flows from RMB into USD as of and for the three months ended September 30, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0176 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on September 30, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2024, or at any other rate.

About 17 Education & Technology Group Inc.

17 Education & Technology Group Inc. is a leading education technology company in China, offering smart in-school classroom solution that delivers data-driven teaching, learning and assessment products to teachers, students and parents. Leveraging its extensive knowledge and expertise obtained from in-school business over the past decade, the Company provides teaching and learning SaaS offerings to facilitate the digital transformation and upgrade at Chinese schools, with a focus on improving the efficiency and effectiveness of core teaching and learning scenarios such as homework assignments and in-class teaching. The product utilizes the Company’s technology and data insights to provide personalized and targeted learning and exercise content that is aimed at improving students’ learning efficiency.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about 17EdTech’s beliefs and expectations, are forward-looking statements. 17EdTech may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 17EdTech’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users; its ability to carry out its business and organization transformation, its ability to implement and grow its new business initiatives; the trends in, and size of, China’s online education market; competition in and relevant government policies and regulations relating to China's online education market; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 17EdTech’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 17EdTech does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

17 Education & Technology Group Inc.

Ms. Lara Zhao

Investor Relations Manager

E-mail: ir@17zuoye.com

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	306,929	280,180	39,925
Term deposits	169,756	59,497	8,478
Accounts receivable	59,206	70,397	10,031
Prepaid expenses and other current assets	94,835	96,793	13,793
Total current assets	630,726	506,867	72,227
Non-current assets
Property and equipment, net	32,013	28,385	4,045
Right-of-use assets	20,007	17,656	2,516
Other non-current assets	1,780	2,803	399
TOTAL ASSETS	684,526	555,711	79,187
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	128,001	98,880	14,090
Deferred revenue and customer advances, current	44,949	38,192	5,442
Operating lease liabilities, current	7,647	7,579	1,080
Total current liabilities	180,597	144,651	20,612

	As of December 31,	As of September 30,
	2023	2024	2024
	RMB	RMB	USD
Non-current liabilities
Operating lease liabilities, non-current	9,660	9,217	1,313
TOTAL LIABILITIES	190,257	153,868	21,925
SHAREHOLDERS' EQUITY
Class A ordinary shares	305	304	43
Class B ordinary shares	38	38	5
Treasury stock	(97)	(98)	(14)
Additional paid-in capital	10,987,407	11,025,756	1,571,158
Accumulated other comprehensive income	77,363	75,769	10,797
Accumulated deficit	(10,570,747)	(10,699,926)	(1,524,727)
TOTAL SHAREHOLDERS' EQUITY	494,269	401,843	57,262
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	684,526	555,711	79,187

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	45,097	59,627	8,497
Cost of revenues	(20,708)	(23,289)	(3,319)
Gross profit	24,389	36,338	5,178
Operating expenses (Note 1)
Sales and marketing expenses	(27,948)	(20,244)	(2,885)
Research and development expenses	(45,933)	(12,789)	(1,822)
General and administrative expenses	(29,177)	(24,950)	(3,555)
Total operating expenses	(103,058)	(57,983)	(8,262)
Loss from operations	(78,669)	(21,645)	(3,084)
Interest income	6,163	3,835	546
Foreign currency exchange loss	(89)	(638)	(91)
Other (loss) income, net	(282)	1,047	149
Loss before provision for income tax and income from equity method investments	(72,877)	(17,401)	(2,480)
Income tax expenses	—	—	—
Loss from equity method investments	(1)	—	—
Net loss	(72,878)	(17,401)	(2,480)
Net loss available to ordinary shareholders of 17	(72,878)	(17,401)	(2,480)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.17)	(0.04)	(0.01)
Net loss per ADS (Note 2)
Basic and diluted	(8.50)	(2.00)	(0.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	435,674,849	387,922,097	387,922,097

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	4,380	1,868	266
Research and development expenses	7,086	3,450	492
General and administrative expenses	7,714	6,430	916
Total	19,180	11,748	1,674

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(72,878)	(17,401)	(2,480)
Share-based compensation	19,180	11,748	1,674
Income tax effect	—	—	—
Adjusted net loss	(53,698)	(5,653)	(806)

17 EDUCATION & TECHNOLOGY GROUP INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of RMB and USD, except for share and per ADS data, or otherwise noted)
	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net revenues	123,616	152,619	21,748
Cost of revenues	(63,484)	(95,695)	(13,636)
Gross profit	60,132	56,924	8,112
Operating expenses (Note 1)
Sales and marketing expenses	(71,357)	(55,905)	(7,966)
Research and development expenses	(127,002)	(55,028)	(7,841)
General and administrative expenses	(102,263)	(90,729)	(12,929)
Total operating expenses	(300,622)	(201,662)	(28,736)
Loss from operations	(240,490)	(144,738)	(20,624)
Interest income	22,006	13,361	1,904
Foreign currency exchange gain (loss)	72	(394)	(56)
Other income, net	5,069	2,592	369
Loss before provision for income tax and income from equity method investments	(213,343)	(129,179)	(18,407)
Income tax expenses	—	—	—
Income from equity method investments	2	—	—
Net loss	(213,341)	(129,179)	(18,407)
Net loss available to ordinary shareholders of 17	(213,341)	(129,179)	(18,407)
Education & Technology Group Inc.
Net loss per ordinary share
Basic and diluted	(0.46)	(0.33)	(0.05)
Net loss per ADS (Note 2)
Basic and diluted	(23.00)	(16.50)	(2.50)
Weighted average shares used in calculating net loss per ordinary share
Basic and diluted	466,663,905	387,825,526	387,825,526

Note 1: Share-based compensation expenses were included in the operating expenses as follows:

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Share-based compensation expenses:
Sales and marketing expenses	14,337	5,933	845
Research and development expenses	20,920	10,777	1,536
General and administrative expenses	31,792	21,538	3,069
Total	67,049	38,248	5,450

Note 2: Each one ADS represents fifty Class A ordinary shares. Effective on December 18, 2023, the Company changed the ratio of its ADS to its Class A ordinary shares from one ADSs representing ten Class A ordinary shares to one ADS representing fifty Class A ordinary shares. All earnings per ADS figures in this report give effect to the foregoing ADS to share ratio change.

17 EDUCATION & TECHNOLOGY GROUP INC.
Reconciliations of non-GAAP measures to the most comparable GAAP measures
(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the nine months ended September 30,
	2023	2024	2024
	RMB	RMB	USD
Net Loss	(213,341)	(129,179)	(18,407)
Share-based compensation	67,049	38,248	5,450
Income tax effect	—	—	—
Adjusted net loss	(146,292)	(90,931)	(12,957)